UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            Date: February 12, 2004

                        Commission File Number  001-12510
                                              -------------

                                  ROYAL AHOLD
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                (Translation of registrant's name into English)

              Albert Heijnweg 1, 1507 EH Zaandam, The Netherlands
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                    (Address of principal executive office)





     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F   X             Form 40-F
                                      ---                      ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No    X
                               ---                        ---

     If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-         .
                                                 ---------

     On February 12, 2004, Koninklijke Ahold N.V. ("Royal Ahold" or the "Company") issued a press release announcing that the Company received the request for inquiry that the Association of Dutch Stockholders (the "VEB") had filed at the Enterprise Chamber of the Amsterdam Court of Appeals. A copy of the press release is attached hereto as Exhibit 99.1.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                     KONINKLIJKE AHOLD N.V.


                                       /s/ H.R. Ryopponen
                                     -------------------------------------------
Date:  February 13, 2004             By:      H.R. Ryopponen
                                     Title:   Executive Vice President and CFO

                                 EXHIBIT INDEX



The following exhibit has been filed as part of this Form 6-K:


Exhibit        Description
-------        -----------

99.1 Royal Ahold press release, dated February 12, 2004, announcing that the Company received the request for inquiry that the VEB had filed at the Enterprise Chamber of the Amsterdam Court of Appeals